Exhibit 99.1
Press Release

Infosys Inducts Mr. K. V. Kamath to its Board of Directors

Bangalore, India - May 2, 2009: Infosys Technologies Limited (NASDAQ: INFY) today announced that its Board of Directors has appointed Mr. K. V. Kamath as an additional director to the Infosys Board, with effect from May 2, 2009.

The Nominations Committee of the Board had earlier recommended Mr. K. V. Kamath’s induction to the Board as an additional director.

Mr. K. V. Kamath will serve as an additional director till the Annual General Meeting (AGM) of the company, to be held on June 20, 2009, when his appointment as a non-executive director will be recommended for the approval of the members. With the induction of Mr. K. V. Kamath, the Infosys Board will have 16 directors.

Welcoming Mr. K. V. Kamath to Infosys’ Board of Directors, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, said, "Mr. K. V. Kamath is an outstanding corporate leader. His success in creating a grand vision for ICICI Bank and implementing that vision is a rare example of excellent leadership that is at par with the best in the corporate world internationally. His contribution to the Infosys Board will be significant. I welcome him and look forward to working with him to make this company even more successful."

Mr. Kundapur Vaman Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank Limited, India's second largest bank. Mr. Kamath has a degree in mechanical engineering as well as one in management studies from the Indian Institute of Management, Ahmedabad. He started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South-east Asia before returning to ICICI as its Managing Director and CEO in 1996. Under his leadership, the ICICI Group transformed itself into a diversified, technology-driven financial services group that has leadership positions across banking, insurance and asset management in India, and an international presence. He retired as Managing Director and CEO in April 2009, and took up his present position. Mr. Kamath was awarded the Padma Bhushan, one of India’s highest civilian honours, in 2008. He was given the Lifetime Achievement Award at the NDTV Profit Business Leadership Awards 2008; was named ‘Businessman of the Year’ by Forbes Asia and The Economic Times ‘Business Leader of the Year' in 2007; Business Standard’s ‘Banker of the Year' and CNBC-TV18's ‘Outstanding Business Leader of the Year’ in 2006; Business India's 'Businessman of the Year’ in 2005; and CNBC's 'Asian Business Leader of the Year' in 2001. He has been given an honorary Ph.D. by the Banaras Hindu University. Mr. Kamath was the president of the Confederation of Indian Industry for the year 2008-09.

About Infosys Technologies Limited

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 104,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com

Infosys Safe Harbor

Statements in connection with this release may include forward-looking statements within the meaning of US Securities laws intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2009, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.

For further information, please contact:

The Americas	Asia Pacific
Daylan Burlison	Bani Paintal Dhawan
daylan_burlison@infosys.com	Bani_Dhawan@infosys.com
Infosys Technologies Ltd, USA	Infosys Technologies Ltd, India
Phone: +1 646 254 3141

Australia	EMEA
Cristin Balog	Antonia Maneta
Cristin_Balog@infosys.com	Antonia_Maneta@infosys.com
Infosys Technologies Ltd, Australia	Infosys Technologies Ltd, UK
Phone : +61 3 9860 2277	Phone: +44 0 207 715 3499